January 30, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:  Rufus Decker

Re:	Sandstorm Gold Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 29, 2017
Response Letter
Dated January 12, 2018
File No. 001-35617

Dear Mr. Decker:

As Chief Financial Officer of Sandstorm Gold Ltd. (the “Company”), I am responding to the comments contained in your comment letter dated January 19, 2018 (the “Comment Letter”). To facilitate your review, the comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Annual Report.

Form 40-F for the Year Ended December 31, 2016

Exhibit 99.2

Consolidated Financial Statements

Note 15. Segmented Information, page 75

1.	In your response to comment 3, you indicate that the Corporate line items have been included in the net income (loss) before taxes and total assets columns to meet the IFRS 8 reconciling requirements. Please tell us and disclose for each period presented the nature and amount of each material item included in the Corporate line items pursuant to the reconciling requirements of paragraph 28 of IFRS 8. Also, tell us and disclose the information required by paragraph 27 of IFRS 8 regarding measurements of segment income (loss) and segment assets for each reportable segment.

Response:

The Staff’s comment is respectfully acknowledged, and in response, the Company has reviewed the IFRS 8 requirements under both paragraphs 27 and 28, as well as its segmented reporting disclosure. The Company respectfully submits that “Corporate” income (loss) before taxes can be directly calculated from the Consolidated Statement of Income (Loss), where each material item is separately disclosed. The Company further notes that total “Corporate” assets can be reconciled from the Consolidated Statement of Financial Position, where each material item is also separately disclosed. The Company applies the same accounting policies for each segment, and there are no material allocations to individual segments. The Company believes the minimum disclosure requirements, under the standard, have been met. However, in an effort to provide greater ease of reference to the reader, the Company will, in future filings, enhance the segmented reporting disclosure by adding a footnote to the “Corporate” total for both segmented income (loss) before taxes and total assets.

Nature and amount pursuant to reconciling requirements of paragraph 28 of IFRS 8

The Company has included IFRS 8, paragraph 28 in italics below, with our response in ordinary type for how we believe we have met all components of the required disclosure:

An entity shall provide reconciliations of all of the following:

a) The total of the reportable segments’ revenues to the entity’s revenue

Sales and Royalty Revenue attributable to each segment, as disclosed in Note 15, is equal to total Sales and Royalty Revenue per the Company’s Consolidated Statement of Income (Loss); therefore, no reconciliation is required.

b) The total of the reportable segments’ measures of profit or loss to the entity’s profit or loss before tax expense (tax income) and discontinued operation. However, if an entity allocates to reportable segments items such as tax expense (tax income), the entity may reconcile the total of the segments’ measures of profit or loss to the entity’s profit or loss after those items.

In the Annual Report, income (loss) before taxes attributable to each segment is disclosed within Note 15, with the total balance reconciling to total Income (loss) before taxes per the Company’s Consolidated Statement of Income (Loss). Income (loss) before tax for “Corporate” is shown as a separate line for reconciling purposes.

As requested, the Company has replicated from the Consolidated Statement of Income (Loss), a breakdown of the total of “Corporate” per Note 15 for both 2015 and 2016 below. This provides a direct reconciliation from the Consolidated Statement of Income (Loss) to Note 15 “Corporate”:

	2016	2015
Per Consolidated Statements of Income (Loss)
Administration expenses	$(5,031)	$(5,690)
Project Evaluation	(5,064)	(4,346)
Foreign exchange (loss) gain	(87)	1,532
Gain (loss) on revaluation of investments	22,093	(12,463)
Finance income	2,598	1,610
Finance expenses and other	(4,100)	(1,693)
Gain on restructuring of mineral interest	—	4,966
Total	$10,409	$(16,084)
Per Note 15, “Corporate” line total	$10,409	$(16,084)

As “Corporate” can be directly reconciled from the Consolidated Statements of Income (Loss), the Company believes its existing disclosure meets the minimum requirements under the standard. However, as described earlier, the Company proposes in its future filings to add a footnote to the Corporate balance, which would detail the balances that are included in Corporate from the Consolidated Statement of Income (Loss).

c) The total of the reportable segments’ assets to the entity’s assets if the segment assets are reported in accordance with paragraph 23.

In the Annual Report, the Company has included a table in Note 15, Segmented Information, with details of asset by segment. The total assets attributable to each segment is disclosed within this table, with the total balance reconciling to the Company’s Consolidated Statement of Financial Position’s total assets. Total “Corporate” assets is shown as a separate line for reconciliation purposes.

As requested, the Company has replicated from the Consolidated Statement of Financial Position, a breakdown of the total of “Corporate” per Note 15 for both 2015 and 2016 below. This provides a direct reconciliation from the Consolidated Statement of Financial Position to Note 15 “Corporate”:

	2016	2015
Per Consolidated Statements of Financial Position
Current
Cash and cash equivalents	$21,434	$5,346

Non-current
Investments	$61,293	$26,580
Deferred financing costs	1,935	2,220
Loans Receivable	23,357	23,821
Deferred income tax assets	16,934	19,650
Receivables and Other	481	1,017
Other*	873	(602)
Total	$126,307	$78,032
Per Note 15, “Corporate” line total	$126,307	$78,032

*	Other is the immaterial allocation of Trade Receivable and Other

As “Corporate” can be directly reconciled through the Consolidated Statements of Financial Position, the Company believes its existing disclosure meets the minimum requirements under the standard. However, as described earlier, the Company proposes in its future filings to add a footnote to the Corporate balance, which would detail the balances that are included in “Corporate” from the Consolidated Statement of Financial Position.

d) The total of the reportable segments’ liabilities to the entity’s liabilities if segment liabilities are reported in accordance with paragraph 23.

Not applicable – segment liabilities are immaterial and therefore not separately disclosed.

e) The total of the reportable segments’ amounts for every other material item of information disclosed to the corresponding amount for the entity.

The Company has assessed the material items for both Income (loss) before taxes and total assets. For Income (Loss) before taxes, material segment balances include: Sales, Royalty Revenue, Cost of sales, Depletion, and Impairment (where applicable). Accordingly, each of these are separated out as a column on the segmented reporting table for income (loss). The total of “Corporate” can be directly calculated from the Consolidated Statement of Income (Loss), where each material item is separately disclosed. However, to provide greater ease of reference in future filings, the Company will add a footnote to the “Corporate” balance, as described above, to detail which balances are included in “Corporate” from the Consolidated Statement of Income (Loss).

For total assets, the only material asset for each segment is the carrying value of the Mineral, Royalty and Other interests. This is separately disclosed in Note 6, Mineral, Royalty and Other Interests. To provide ease of reference, in future filings the Company proposes to add a cross reference to Note 6. Total “Corporate” assets can be materially reconciled to the Consolidated Statement of Financial Position, where each material item is separately disclosed. To provide further clarity in future filings, the Company will also add a footnote to the “Corporate” balance, as described above, to detail which balances are included in “Corporate” from the Consolidated Statement of Financial Position.

All material reconciling items shall be separately identified and described. For example, the amount of each material adjustment needed to reconcile reportable segment profit or loss to the entity’s profit or loss arising from different accounting policies shall be separately identified and described.

There are no reconciling items between the segments, and therefore no additional disclosure is required. The Company applies the same accounting policies for each segment, and there are no material allocations to individual segments.

Disclose information required by paragraph 27 of IFRS 8 regarding segment income (loss) and segment assets for each reportable segment.

The Company has included IFRS 8, paragraph 27 in italics below, with our response in ordinary type for how we believe we have met the required disclosure:

An entity shall provide an explanation of the measurements of segment profit or loss, segment assets and segment liabilities for each reportable segment. At a minimum, an entity shall disclose the following:

(a) The basis of accounting for any transactions between reportable segments

There are no material transactions between reportable segments; therefore, there is no basis of accounting to disclose. If material transactions occur in the future between reportable segments, additional disclosure will be added to provide details for the basis of accounting between reportable segments.

(b) The nature of any differences between the measurements of the reportable segments’ profits or losses and the entity’s profit or loss before income tax expense or income and discontinued operations (if not apparent from the reconciliations described in paragraph 28). Those differences could include accounting policies and policies for allocation of centrally incurred costs that are necessary for an understanding of the reported segment information.

The Company has disclosed the reportable segments’ profits (losses) and the total balance reconciles with the total Income (loss) before taxes per the Consolidated Statement of Income (loss). There are no differences in accounting policies and costs are not allocated between segments. The Company believes that no additional disclosure is required.

(c) The nature of any differences between the measurements of the reportable segments’ assets and the entity’s assets (if not apparent from the reconciliations described in paragraph 28). Those differences could include accounting policies and policies for allocation of jointly used assets that are necessary for an understanding of the reported segment information.

The Company has disclosed the reportable segments’ assets and the total balance reconciles with total assets per the Consolidated Statement of Financial Position. There are no differences in accounting policies, and costs are not allocated between segments. The Company believes that no additional disclosure is required.

(d) The nature of any differences between the measurements of the reportable segments’ liabilities and the entity’s liabilities (if not apparent from the reconciliations described in paragraph 28). Those differences could include accounting policies and policies for allocation of jointly utilized liabilities that are necessary for an understanding of the reported segment information.

Not applicable – segment liabilities are immaterial and therefore not separately disclosed.

(e) The nature of any changes from prior periods in the measurement methods used to determine reported segment profit or loss and the effect, if any, of those changes on the measure of segment profit or loss.

The Company has not made any changes from prior periods in the measurement methods used to determine reported segment profit or loss; therefore, no additional disclosure is required.

(f) The nature and effect of any asymmetrical allocations to reportable segments. For example, an entity may allocate depreciation expense to a segment without allocating the related depreciable assets to that segment.

The Company does not have any asymmetrical allocations to reportable segments. Each segments profit (loss) before taxes, and assets, are directly attributable to the segment it relates to, and disclosed accordingly. The Company believes there is no additional disclosure required.

We understand that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you have any questions or comments, please do not hesitate to contact me directly at (604) 628-1109.

Sincerely,

/s/ Erfan Kazemi

Erfan Kazemi

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